EXHIBIT 12 - STATEMENTS RE: COMPUTATION OF RATIOS

Appalachian Bancshares, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)

Pretax income	$5,932	$4,340	$3,674
Add fixed charges:
Interest on deposits	6,209	6,959	9,353
Interest on borrowings	1,349	1,297	2,073
Portion of rental expense representing interest expense	30	27	23
Total fixed charges	7,588	8,283	11,449

Income before fixed charges	$13,520	$12,623	$15,123

Pretax income	$5,932	$4,340	$3,674
Add fixed charges (excluding interest on deposits):
Interest on borrowings	1,349	1,297	2,073
Portion of rental expense representing interest expense	30	27	23
Total fixed charges	1,379	1,324	2,096

Income before fixed charges (excluding interest on deposits)	$7,311	$5,664	$5,770

Ratio of Earnings to Fixed Charges
Including interest on deposits	1.78	1.52	1.32
Excluding interest on deposits	5.30	4.28	2.75